UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 30, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 30, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

RESULTS PRESENTATION 2ND QTR 2025



5G

TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM

DISCLAIMER

This presentation **contains declarations that constitute forward-looking statements** regarding the intent, belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements, those do not represent necessarily a formal guidance.

Such **forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected** as a result of various factors.

Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated. Normalized numbers in this presentation are adjusted by the effects described in footnotes.

(1) Operating costs normalized by: costs with legal consulting services in the context of the closing of the dispute with C6 (+R$ 1.1 million in 2Q25 and +R$ 19.0 million in 1Q25).

(2) Normalized EBITDA according to the items indicated in the Costs section.

(3) Normalized Net Income according to the items indicated in the Costs section and by non-recurring effects on Income Tax and Social Contribution (-R$ 387 thousand in 2Q25 and -R$ 6.5 million in 1Q25).

First half of the year driven by a clear vision and strong execution

On track towards our 2025 targets

6M25 Main Highlights

+5.4% YoY
in Service Revenue

+6.5% YoY
in EBITDA[1] with 49.5% margin (+0.8 p.p. YoY)

R$ 2.7 Bln
OpCF[1], with double-digit expansion

17.1%
of Capex on Revenues (-1.3 p.p. YoY)

5G Fund strong results
Gains driven by investees strong performance

R$ 1.3 Bln
already announced as IoC YTD

Most sustainable Brazilian company
#1 in B3 Sustainability Index (ISE)

30% of traffic in 5G[2]
Coverage leadership boosting traffic offload from 4G to 5G

(1) Normalized for the effects detailed in slide 2. Operating Cash Flow ("OpCF") represents EBITDA-AL minus Capex; (2) In capital cities.

Service revenue solid evolution driven by positive contribution from mobile

NET SERVICE REVENUE PERFORMANCE
(Net Service Revenue in R$ Mln; %YoY)


6,103
5.1%
6,417
Fixed
337
5.6%
328
Mobile
5,766
6,089
2Q24
2Q25

- Total Net Revenues increased 4.8% YoY in 6M25
- Mobile Service Revenue grew 5.9% YoY in 6M25



CUSTOMER BASE MONETIZATION DROVE MOBILE SERVICE REVENUE GROWTH

MOBILE ARPU
Highest in the Industry
R$ 32.7/Mo in 2Q25
+4.8% YoY in 2Q25

NET ADDS EVOLUTION
Postpaid (Ex-M2M) Net Adds on the positive side, improving our customer base
+451k in 2Q25

REVENUE MIX ON POSTPAID
Higher postpaid penetration in our revenue structure
~70% of MSR

Fueling growth through client base shift

POSTPAID REVENUES HAVE EXPERIENCED RAPID ANNUAL GROWTH FOR 14 CONSECUTIVE QUARTERS

(Postpaid Revenues in R$ Mln, % YoY)



12.2%
8,140
7,254
10.7%
3,742
2Q24
4,141
2Q25
3,512
1Q24
3,999
1Q25
6M24
6M25

The best value proposition is driving robust Postpaid performance, confirming our leadership in ARPU

Effective customer base management

+726k Postpaid (Ex-M2M) Net Adds in 6M25

0.8% Postpaid (Ex-M2M) Churn 6M25

+15.1% Control to Pure Postpaid Migration YoY growth in 6M25

Offers in constant evolution

Improve customer base value proposition

Control plans offers were updated in June

The highest ARPU of the market

R$ 54.8 Postpaid (Ex-M2M) ARPU in 6M25

TIM's 360° approach: strategic investment to positively impact consumer perception

SÃO PAULO: STRONG POSITIVE FIRST SIGNS

Commercial evolution, while network modernization accelerates



30 new stores by the end of 2025 (8 delivered)

+50% the project completed

+1,500 4G and 5G sites modernized

Benefiting
246 cities and
~10 Mln people

The fastest network in São Paulo (capital)

Download speed evolution[1] in São Paulo Capital (4G+5G)


TIM
281
315
Feb-25
Mar-25
Apr-25
May-25
Jun-25

Fastest 5G download speeds as well

+9% increase in 5G data traffic



ALL EYES ON MINAS GERAIS: NEXT TRANSFORMATION STEP

The 360° approach arrives in a new destination

Cities[1] with 5G


57
131
May-25
Dec-25

2x more cities covered

Benefiting
10 Mln people

New stores to enhance customer engagement

13 new stores by the end of 2025 (7 delivered)


New flagship store in Savassi neighborhood, expected for Aug'25

Progress across B2B verticals: a consistent pipeline ramping up presence in the logistics vertical

B2B IOT UPDATES

R$ 406 Mln
in contracted revenue since 1Q24

~23 Mln
Total[1] hectares covered with 4G

109
Companies in our Portfolio

OVER 7,000 KM OF ROADS COVERED WITH TIM'S 4G

+1,000 km Roads covered

630 km Roads covered with monitoring cameras with real-time transmission

Pioneering digital connectivity project on Brazilian highways — WAY Brasil

+2,000 km Roads covered

EcoNoroeste, EcoRioMinas and Ecovias do Araguaia — ecorodovias

And more: via araucária, via appia, CSG Caminhos que cuidam de ti, epr, nova 381, motiva

TIM IOT Solutions

Our Digital Ecosystem continues to evolve through partnerships and 5G Fund

PARTNERSHIP WITH ELETROBRAS IS RAMPING UP

X-RAY

- Exclusive for B2B clients
- Up to 30% discount in energy bills over R$ 10,000
- High-voltage connections (above 2.3 kV)

Market Potential

- Up to **2 million** customers reach
- Sales will be handled by TIM's existing **SME sales** agents.

Roll-out

- First launch in Paraná and Santa Catarina
- Nationwide expansion is expected by September


Economize até 30%

Eletrobras

Connecting Brazil from end to end: supporting small and mid-sized business

5G FUND – EARLY RETURNS ON VENTURE INVESTMENTS

RETURN

R$ 73 Mln for TIM in gains with all three invested companies contributing to fund performance

NEW INVESTMENT

Fourth investment on the way – Quatá Investimento. A technology-driven credit-as-a-service provider that delivers financial solutions within their ecosystems

Smart capital allocation to support the new ventures of the future

Three Years of 5G in Brazil: TIM Leads the Way

TIM HAS A LEADING ROLE IN THE POPULARIZATION OF FIFTH-GENERATION MOBILE TECHNOLOGY...

Maintaining the leadership in number of cities covered

 # Cities[1] with 5G


27
209
607
707
4Q22
4Q23
4Q24
2Q25

#1 in Brazil

70% of urban population covered

TIM's 5G devices evolution

 # Devices with 5G (Mln)


3
8
13
15
4Q22
4Q23
4Q24
2Q25

+5x vs 2022

28% of total devices

...REDEFINING EFFICIENCY IN A CONNECTED WORLD

Traffic offload

Availability and adoption helps traffic steering to 5G

5G offload in Brazilian capitals – data traffic penetration in total traffic (%)


4%
15%
25%
30%
4Q22
4Q23
4Q24
2Q25

36% of 5G offload in São Paulo capital

Time spent by TIM clients on the 5G network:

51% in Brazil

~70% in big cities (Rio de Janeiro and São Paulo)

Improved efficiency

Smart allocation is supporting capex efficiency

Capex on Net Revenues (%)


22%
19%
18%
17%
2022
2023
2024
6M25

Confirming expected efficiency: 5G R$/Gb cost is **30%** of 4G



Artificial intelligence in action: delivering efficiency and cost savings

AI Projects Pipeline[1]

(number of use cases)

100 **Mapped** — **Evolving Use Case mapping** to unlock new improvement opportunities

+56 **Prioritized** — Choosing use cases with the **strongest strategic fit and the highest value generation** potential

24 **Pilots** — Most of our pilots are focused on **operational and cost efficiency.** But we also have projects focused on commercial and sales support.

7 **Executed** — All projects executed to date are focused on **operational improvements.** **6 new projects in development** scheduled for Q3 and Q4 of 2025

(1) Since 2024.

Margin expansion driven by the benefits of successful operational efficiency initiatives towards cost control

COSTS GROWING BELOW INFLATION[1]

(Opex in R$ Mln; %YoY)


3,150
3.1%
3,249
2Q24
2Q25

In 6M25 Opex grew
3.2%
while LTM inflation[1]
5.35%

Cost efficiency dynamics driven margin expansion

SOLID EBITDA GROWTH, SUSTAINING ANOTHER QUARTER WITH MARGIN EXPANSION

(Normalized[2] EBITDA in R$ Mln; %YoY)


6.3%
3,351
3,153
2Q24
2Q25

Normalized[2] EBITDA Margin	50.0%	+0.8 p.p.	50.8%

In 6M25 EBITDA grew **6.5% YoY,** with **margin expanding 0.8 p.p.**

(1) LTM Inflation in June 2025 were 5.35%, Source: IBGE (here), as of July 14th, 2025; (2) Normalized for the effects detailed in slide 2.

Consistent EBITDA-AL and margin growth boosted by efficiency initiatives

DISCIPLINED EBITDA-AL EXECUTION DRIVING MARGIN EXPANSION

(Normalized[1] EBITDA-AL in R$ Mln; %YoY)


2,461
2,600
5.7%
2Q24
2Q25

Normalized[1] EBITDA-AL Margin | 39.0% → 39.4%

+0.4 p.p.

In 6M25 EBITDA-AL **grew 6.1% YoY**, with margin expanding 0,4 p.p.

(1) Normalized for the effects detailed in slide 2.

EFFICIENCY PROJECTS DRIVING A CONSISTENT EBITDA-AL PERFORMANCE

Towers contracts renegotiation:

- **+6,000** Decomissioned and redeployed sites in last 3 years
- Advanced negotiations to re-engage **30%** of towers
- For the remaining towers, **we are continuing with renegotiation**

Ran Sharing project:

- **90%** of 2G decommissioning conclusion
- **~50%** of Single Grid achieved (3G/4G)
- We are **ready to accelerate** the full network sharing

Rethinking Towers Strategy:

- Launched RFQ for build of **1,000** own towers, up to 2028
- **No change** in Capex guidance
- Limited impact on D&A
- **We are open to new partnerships opportunities**

Strong Net Income performance and cash generation as a result of sound operational execution

ROBUST DOUBLE-DIGIT NET INCOME EXPANSION

(Net Income in R$ Mln; %YoY)


1,786
37.3%
1,301
976
2Q25
781
810
1Q25
519
6M24
6M25

In 2Q25 Net Income grew **25.0% YoY**

SOLID CASH GENERATION PACE WITH DOUBLE-DIGIT OpCF GROWTH

(Normilized[1] EBITDA-AL minus Capex in R$ Mln; %YoY)


2,719
14.3%
2,379
6M24
6M25

In 6M25, EBITDA-AL minus Capex over Revenues was 20.9%, up by 1.7 p.p. YoY

(1) Normalized for the effects detailed in slide 2.

Driving Impact: Important achievements across our ESG commitments

BUILDING A SUSTAINABLE FUTURE – 2024 ESG REPORT

100%
of the energy we consume comes from **renewable sources¹**

~60%
of the energy used comes from the **Distributed Generation** (DG) **Project**

52%
of our employees are women, of which 37.4% are in **leadership positions**

22.1%
of **black people** in **leadership positions**



We are committed to accessibility for people with disabilities, ensuring compliance with the legal employment quota and continuously advancing inclusion initiatives

(1) DG, Free Market and I-Recs.

RECOGNITIONS THAT ENDORSE OUR ESG EXCELLENCE

A CDP A LIST COMPANY

2nd year in a row present in the CDP's **A List** (Maximum Score) and recognized as **Supplier Engagement Leader**

LISTED IN ALL B3 SUSTAINABILITY INDEXES

ISE B3
ICO2 B3
IGPTW B3
IDIVERSA B3

The **first and only telco recognized** across all four B3 sustainability indexes. Being part of B3's Sustainability Index for **17 years** in a row and recognized in 2025 as the **most sustainable company in Brazil by ISE B3**



AN AGE FRIENDLY COMPANY

First Telco granted with the international Age Friendly seal for our commitment to age diversity and the appreciation of professionals 50+

Driving progress in second half of the year: focusing on execution to meet our targets

2H25

MOBILE
Developing new partnerships.
Evolving on our mobile proposition, finding an equilibrium between value and volume.

B2B IOT
Developing our verticals and our portfolio while looking for new opportunities.

OPEX AND LEASES
Efficiency program to address opex challenges, while we redefine our relationship with TowerCos.

TIM ULTRAFIBRA
Conservative view of the market, while efficiency plan evolves and start to show positive signs.

ESG
Advancing along a consistent trajectory.